EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Fourth Quarter And Full Year 2023 Financial Results

Singapore, March 20, 2024 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “In 2023, our topline mix benefited from our strategy execution on internationalization and the high interest rate environment. Total revenue in the fourth quarter was US$70.0 million, representing a 9.6% increase compared to the same quarter of last year. The full year total revenue amounted to US$272.5 million, a 20.9% increase from 2022. In 2023, we saw significant improvement in bottom line. Full year net income attributable to UP Fintech reached US$32.6 million, compared to a net loss of US$2.2 million in 2022. Our non-GAAP full-year net income attributable to UP Fintech was US$42.7 million, approximately 3.4 times the non-GAAP full-year net income of 2022.

In the fourth quarter, we added 39,034 new funded accounts, an increase of 58.6% quarter over quarter and 42.8% year over year, bringing our yearly total to 123,110, exceeding our yearly guidance of 100,000. The total number of funded accounts at the end of 2023 reached 904,600, a 15.8% increase compared to 2022 year-end. By leveraging our strong presence in the Singapore retail market and exploring online customer acquisition initiatives in the Southeast Asian regions, we achieved high growth in new funded accounts this quarter while further reducing the average customer acquisition cost (“CAC”) to US$150. Furthermore, we saw record US$8.2 billion net asset inflow this quarter, combined with US$3.5 billion mark to market gain, total account balance rose 62.1% quarter over quarter and 118.5% year over year to US$30.6 billion by the end of 2023. The record net asset inflow this quarter was primarily due to our continuous effort to serve and acquire more institutional investors.

We continued to add new products on our platform to enhance user experience, which we believe is key to our long-term success. In the fourth quarter, we introduced the Combo Option Strategy feature, allowing users to execute multi-leg options trades using net margin calculation. Additionally, we launched the Fixed Coupon Notes (“FCNs”) product, offering professional investors a more diversified wealth management experience. Furthermore, in January of 2024, Hong Kong SFC uplifted our Type 1 License, now we can offer Virtual Asset dealing services to Professional Investors. This positions us as one of the first mainstream online brokerage firms in Hong Kong to receive approval for such a license upgrade.

In our Corporate business, we underwrote a total of 9 U.S. and Hong Kong IPOs in the fourth quarter, including “Shiyue Daotian Group” and “J&T Express”, bringing the total number of U.S. and Hong Kong IPOs underwritten for the year to 28. In our ESOP business, we added 30 new clients in the fourth quarter, bringing the total number of ESOP clients served to 535 as of December 31, 2023.”

Financial Highlights for Fourth Quarter 2023

•
Total revenues increased 9.6% year-over-year to US$70.0 million.
•
Total net revenues decreased 4.7% year-over-year to US$54.0 million.
•
Net loss attributable to ordinary shareholders of UP Fintech was US$1.8 million compared to a net income of US$1.2 million in the same quarter of last year, a decrease of 247.7%.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$1.1 million, compared to a non-GAAP net income of US$4.5 million in the same quarter of last year, a decrease of 76.5%. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Financial Highlights for Fiscal Year 2023

•
Total revenues increased 20.9% year-over-year to US$272.5 million.
•
Total net revenues increased 9.1% year-over-year to US$225.5 million.
•
Net income attributable to ordinary shareholders of UP Fintech was US$32.6 million compared to a net loss of US$2.2 million in 2022.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$42.7 million, compared to a non-GAAP net income of US$12.7 million in 2022, an increase of 237.0%.

Operating Highlights as of Year End 2023

•
Total account balance increased 118.5% year-over-year to US$30.6 billion.
•
Total margin financing and securities lending balance increased 17.9% year-over-year to US$2.4 billion.
•
Total number of customers with deposit increased 15.8% year-over-year to 904,600.

Selected Operating Data for Fourth Quarter 2023

	As of and for the three months ended
	December 31,	September 30,	December 31,
	2022	2023	2023
In 000’s
Number of customer accounts	2,008.0	2,147.9	2,195.7
Number of customers with deposits	781.5	865.5	904.6
Number of options and futures contracts traded	7,432.3	8,140.2	8,044.5
In USD millions
Trading volume	68,541.9	80,250.7	81,765.2
Trading volume of stocks	20,453.4	22,147.8	19,711.6
Total account balance	14,005.3	18,878.5	30,597.5

Fourth Quarter 2023 Financial Results

REVENUES

Total revenues were US$70.0 million, an increase of 9.6% from US$63.9 million in the same quarter of last year.

Commissions were US$22.0 million, a decrease of 11.9% from US$24.9 million in the same quarter of last year, due to a decrease in trading volume in stock.

Financing service fees were US$3.2 million, an increase of 18.4% from US$2.7 million in the same quarter of last year, primarily due to increased interest rates.

Interest income was US$40.0 million, an increase of 31.3% from US$30.4 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities.

Other revenues were US$4.9 million, a decrease of 15.6% from US$5.8 million in the same quarter of last year, primarily due to the decrease in IPO distribution incomes.

Interest expense was US$16.0 million, an increase of 122.5% from US$7.2 million in the same quarter of last year, primarily due to increased interest rates.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$52.5 million, a slight increase of 3.1% from US$50.9 million in the same quarter of last year.

Execution and clearing expenses were US$2.2 million, a decrease of 44.2% from US$4.0 million in the same quarter of last year due to more self-clearing of US and HK equities.

Employee compensation and benefits expenses were US$26.5 million, an increase of 8.1% from US$24.5 million in the same quarter of last year, primarily due to an increase of global headcount to support our global expansion.

Occupancy, depreciation and amortization expenses were US$2.2 million, an increase of 8.4% from US$2.0 million in the same quarter of last year due to increased rent.

Communication and market data expenses were US$8.5 million, an increase of 20.8% from US$7.1 million in the same quarter of last year due to increased IT-related fees.

Marketing and branding expenses were US$5.8 million, a decrease of 21.8% from US$7.4 million in the same quarter of last year, as we slowed down our marketing campaign due to weaker global capital markets.

General and administrative expenses were US$7.3 million, an increase of 23.0% from US$5.9 million in the same quarter of last year due to an increase in professional service fees.

NET LOSS/INCOME attributable to ordinary shareholders of UP Fintech

Net loss attributable to ordinary shareholders of UP Fintech was US$1.8 million, as compared to a net income of US$1.2 million in the same quarter of last year. Net loss per ADS – diluted was US$0.012, as compared to a net income per ADS – diluted of US$0.008 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation and impairment loss from long-term investments, was US$1.1 million, as compared to a US$4.5 million non-GAAP net income attributable to ordinary shareholders of UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.007 as compared to a non-GAAP net income per ADS – diluted of US$0.029 in the same quarter of last year.

For the fourth quarter of 2023, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 157,931,785. As of December 31, 2023, the Company had a total of 2,350,504,567 Class A and B ordinary shares outstanding, or the equivalent of 156,700,304 ADSs.

Full Year 2023 Financial Results

REVENUES

Total revenues were US$272.5 million, an increase of 20.9% from US$225.4 million in 2022.

Commissions were US$92.6 million, a decrease of 14.4% from US$108.1 million in 2022, due to a decrease in trading volume in stock.

Financing service fees were US$12.2 million, an increase of 54.1% from US$7.9 million in 2022, primarily due to increased interest rates.

Interest income was US$149.3 million, an increase of 75.3% from US$85.2 million in 2022, primarily due to the increase in margin financing and securities lending activities.

Other revenues were US$18.4 million, a decrease of 23.8% from US$24.2 million in 2022, primarily due to the decrease in IPO distribution incomes.

Interest expense was US$47.0 million, an increase of 151.5% from US$18.7 million in 2022, primarily due to increased interest rates.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$192.7 million, a decrease of 6.0% from US$205.0 million in 2022.

Execution and clearing expenses were US$9.1 million, a decrease of 41.8% from US$15.6 million in 2022 due to lower trading volume.

Employee compensation and benefits expenses were US$100.8 million, a slight decrease of 1.0% from US$101.7 million in 2022.

Occupancy, depreciation and amortization expenses were US$9.4 million, an increase of 4.1% from US$9.0 million in 2022 due to increased rent.

Communication and market data expenses were US$30.8 million, an increase of 13.6% from US$27.1 million in 2022 due to increased IT-related fees.

Marketing and branding expenses were US$20.9 million, a decrease of 37.0% from US$33.1 million in 2022, as we slowed down our marketing campaign due to weaker global capital markets.

General and administrative expenses were US$21.8 million, an increase of 18.9% from US$18.3 million in 2022 due to an increase in professional service fees.

NET INCOME attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$32.6 million, as compared to a net loss of US$2.2 million in 2022. Net income per ADS – diluted was US$0.207, as compared to a net loss per ADS – diluted of US$0.014 in 2022.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation and impairment loss from long-term investments, was US$42.7 million, as compared to a US$12.7 million non-GAAP net income attributable to ordinary shareholders of UP Fintech in 2022. Non-GAAP net income per ADS – diluted was US$0.270 as compared to a non-GAAP net income per ADS – diluted of US$0.082 in 2022.

CERTAIN OTHER FINANCIAL ITEMS

As of December 31, 2023, the Company’s cash and cash equivalents and term deposits were US$327.7 million, compared to US$278.6 million as of December 31, 2022.

As of December 31, 2023, the allowance balance of receivables from customers was US$1.0 million compared to US$0.7 million as of December 31, 2022, which was due to an increase in our user base and stock price fluctuation.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on March 20, 2024, U.S. Eastern Time (8:00 PM on March 20, 2023, Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link: https://register.vevent.com/register/BId722344b70ee4bfa8b0f820b554d0858

It will automatically lead to the registration page of “UP Fintech Holding Limited Fourth Quarter And Full Year 2023 Earnings Conference Call”, where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech as net loss or income attributable to ordinary shareholders of UP Fintech excluding share-based compensation and impairment loss from long-term investments. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation and impairment loss from long-term investments. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation and impairment loss from long-term investments have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss or income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth, expansion of its business lines and customer acquisition, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 26, 2023. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of December 31,
	2022	2023
	US$	US$
Assets:
Cash and cash equivalents	277,660,847	322,599,616
Cash-segregated for regulatory purpose	1,678,067,682	1,617,154,185
Term deposits	945,533	896,683
Receivables from customers (net of allowance of US$696,508 and US$991,286 as of December 31, 2022 and December 31, 2023)	644,691,190	753,361,199
Receivables from brokers, dealers, and clearing organizations	956,945,581	541,876,929
Financial instruments held, at fair value	162,535,184	428,159,554
Prepaid expenses and other current assets	12,963,375	17,936,180
Amounts due from related parties	4,769,475	7,987,756
Total current assets	3,738,578,867	3,689,972,102
Non-current assets:
Term deposits	—	4,225,412
Right-of-use assets	13,960,092	9,067,885
Property, equipment and intangible assets, net	16,504,065	16,429,543
Goodwill	2,492,668	2,492,668
Long-term investments	7,928,499	7,586,483
Other non-current assets	4,773,925	5,282,012
Deferred tax assets	13,122,272	10,990,998
Total non-current assets	58,781,521	56,075,001
Total assets	3,797,360,388	3,746,047,103
Current liabilities:
Payables to customers	2,996,405,447	2,913,306,558
Payables to brokers, dealers and clearing organizations	138,620,746	114,771,931
Accrued expenses and other current liabilities	37,777,749	42,381,946
Deferred income-current	1,800,298	819,809
Lease liabilities-current	5,490,079	4,133,883
Amounts due to related parties	461,704	10,148,142
Total current liabilities	3,180,556,023	3,085,562,269
Convertible bonds	154,337,483	156,887,691
Deferred income-non-current	388,423	—
Lease liabilities- non-current	8,390,077	4,777,134
Deferred tax liabilities	2,059,748	3,397,831
Total liabilities	3,345,731,754	3,250,624,925
Mezzanine equity
Subscriptions receivable from redeemable non-controlling interests	(43,496)	—
Redeemable non-controlling interest	4,685,238	6,706,660
Total Mezzanine equity	4,641,742	6,706,660
Shareholders’ equity:
Class A ordinary shares	22,213	22,528
Class B ordinary shares	976	976
Additional paid-in capital	495,705,684	505,448,080
Statutory reserve	6,171,627	8,511,039
Accumulated deficit	(50,366,734)	(19,600,434)
Treasury Stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive loss	(2,231,411)	(3,232,993)
Total UP Fintech shareholders’ equity	447,129,536	488,976,377
Non-controlling interests	(142,644)	(260,859)
Total equity	446,986,892	488,715,518
Total liabilities, mezzanine equity and equity	3,797,360,388	3,746,047,103

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended			For the years ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Revenues(a):
Commissions	24,929,536	23,188,375	21,954,587	108,118,464	92,593,458
Interest related income
Financing service fees	2,682,657	3,307,720	3,174,949	7,903,057	12,178,838
Interest income	30,442,796	38,298,414	39,956,315	85,150,424	149,291,006
Other revenues	5,799,368	5,351,702	4,895,109	24,193,602	18,444,293
Total revenues	63,854,357	70,146,211	69,980,960	225,365,547	272,507,595
Interest expense(a)	(7,187,936)	(12,130,614)	(15,995,738)	(18,668,523)	(46,957,657)
Total Net Revenues	56,666,421	58,015,597	53,985,222	206,697,024	225,549,938
Operating costs and expenses:
Execution and clearing(a)	(4,021,314)	(2,372,142)	(2,244,785)	(15,607,914)	(9,084,089)
Employee compensation and benefits	(24,479,754)	(25,976,638)	(26,458,931)	(101,749,440)	(100,750,644)
Occupancy, depreciation and amortization	(2,021,735)	(2,235,084)	(2,190,610)	(9,013,467)	(9,387,056)
Communication and market data(a)	(7,062,603)	(7,579,357)	(8,532,128)	(27,138,244)	(30,831,488)
Marketing and branding	(7,401,281)	(5,163,903)	(5,790,739)	(33,121,767)	(20,859,834)
General and administrative	(5,930,497)	(5,447,961)	(7,293,530)	(18,332,557)	(21,791,263)
Total operating costs and expenses	(50,917,184)	(48,775,085)	(52,510,723)	(204,963,389)	(192,704,374)
Other (loss) income:
Others, net	(2,122,058)	6,725,131	(1,664,053)	298,150	13,148,173
Income (loss) before income tax	3,627,179	15,965,643	(189,554)	2,031,785	45,993,737
Income tax expenses	(2,378,919)	(2,592,703)	(1,498,639)	(4,288,665)	(12,986,310)
Net income (loss)	1,248,260	13,372,940	(1,688,193)	(2,256,880)	33,007,427
Less: net loss attributable to non-controlling interests	(53,236)	(21,550)	(1,293)	(129,215)	(98,285)
Accretion of redeemable non-controlling interests to redemption value	(58,776)	(144,700)	(148,624)	(58,776)	(542,187)
Net income (loss) attributable to ordinary shareholders of UP Fintech	1,242,720	13,249,790	(1,835,524)	(2,186,441)	32,563,525
Other comprehensive income (loss), net of tax:
Unrealized loss on available-for-sale investments	(502,903)	—	(450,325)	(768,590)	(450,325)
Changes in cumulative foreign currency translation adjustment	3,470,152	(1,670,923)	7,261,631	(8,130,208)	(545,498)
Total Comprehensive income (loss)	4,215,509	11,702,017	5,123,113	(11,155,678)	32,011,604
Less: comprehensive loss attributable to non-controlling interests	(57,597)	(20,009)	(8,222)	(130,783)	(92,526)
Accretion of redeemable non-controlling interests to redemption value	(58,776)	(144,700)	(148,624)	(58,776)	(542,187)
Total Comprehensive income (loss) attributable to ordinary shareholders of UP Fintech	4,214,330	11,577,326	4,982,711	(11,083,671)	31,561,943
Net income (loss) per ordinary share:
Basic	0.001	0.006	(0.001)	(0.001)	0.014
Diluted	0.001	0.006	(0.001)	(0.001)	0.014
Net income (loss) per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.008	0.085	(0.012)	(0.014)	0.210
Diluted	0.008	0.083	(0.012)	(0.014)	0.207
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share:
Basic	2,303,576,341	2,330,221,225	2,336,018,747	2,295,154,791	2,325,338,439
Diluted	2,330,738,240	2,439,248,294	2,336,018,747	2,295,154,791	2,427,268,831

(a) Includes the following revenues, costs and expenses resulting from transactions with related parties as follow:

	For the three months ended			For the years ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Revenues:
Commissions	9,582	3,898	115,236	4,001,833	122,113
Interest related income
Financing service fees	—	—	—	1,329,490	—
Interest income	36,439	33,687	1,270,287	4,795,119	1,379,238
Other revenues	—	—	—	1,805,126	—
Interest expense	—	—	—	(2,056,556)	—
Execution and clearing	—	—	—	(1,751,505)	—
Communication and market data	(34,650)	(39,690)	(39,690)	(135,117)	(150,360)

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended December 31, 2022				For the three months ended September 30, 2023				For the three months ended December 31, 2023
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		3,101,266	(1)			2,744,880	(1)			2,896,312	(1)
		175,000	(2)			—	(2)			—	(2)
Net income (loss) attributable to ordinary shareholders of UP Fintech	1,242,720	3,276,266		4,518,986	13,249,790	2,744,880		15,994,670	(1,835,524)	2,896,312		1,060,788

Net income (loss) per ADS - diluted	0.008			0.029	0.083			0.100	(0.012)			0.007
Weighted average number of ADSs used in calculating diluted net income (loss) per ADS	155,382,549			155,382,549	162,616,553			162,616,553	155,734,583			157,931,785
(1)
Share-based compensation.
(2)
Impairment loss from long-term investments.

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the year ended December 31, 2022				For the year ended December 31, 2023
		non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		14,213,841	(1)			10,147,362	(1)
		647,605	(2)			—	(2)
Net (loss) income attributable to ordinary shareholders of UP Fintech	(2,186,441)	14,861,446		12,675,005	32,563,525	10,147,362		42,710,887

Net (loss) income per ADS - diluted	(0.014)			0.082	0.207			0.270
Weighted average number of ADSs used in calculating diluted net (loss) income per ADS	153,010,319			154,915,803	161,817,922			162,607,678
(1)
Share-based compensation.
(2)
Impairment loss from long-term investments.